UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated 5 June 2019

Commission File Number: 001-31318

GOLD FIELDS LIMITED
(Translation of registrant's name into English)

150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Reg. No. 1968/004880/06)
Incorporated in the Republic of South Africa)
Share Code: GFI
ISIN Code: ZAE000018123
(the "Company")

DEALING IN SECURITIES

In compliance with paragraphs 3.63 - 3.74 of the Listings Requirements of JSE Limited, shareholders are advised that Gold Fields Limited has awarded on 28 May 2019 ("the Award Date"), Award effective 15 February 2019, Conditional Performance Shares to directors of the Company and major subsidiaries in terms of the Gold Fields Limited 2012 Share Plan (as amended) as set out below.

Performance Shares (PS) are conditionally awarded, based on a share price of R57.3756 being the 3 day VWAP of 27, 28, 29 February 2019. The number of PS which may settle to a participant on vesting date i.e. three years from effective date of the award, will be determined by the company achieving pre-determined performance conditions as follows:

Relative TSR - measured against the performance of ten other major gold mining companies based on the Gold Fields share price compared to the basket of respective US dollar share prices of the peer group,
Absolute TSR - Gold Fields share price measured at the start and the end of the performance period.
Free Cash Flow Margin - achievement of pre-determined FCFM target.
The number of shares to be settled will range from 0% to 200% of the initial conditional award.

Name	**PA SCHMIDT**
Position	Director of Gold Fields Limited
No of PS awarded and accepted	238 268
Award Acceptance Date	03 June 2019
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares awarded
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**A BAKU**
Position	Director of a Major Subsidiary: Gold Fields Ghana Pty Ltd
No of PS awarded and accepted	275 653
Award Acceptance Date	03 June 2019
Class of underlying security to	Ordinary shares

which rights attach	
Nature of transaction	Off market acceptance of Performance Shares awarded
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**S MATHEWS**
Position	Director of Major Subsidiaries: Gold Fields Australia (Pty) Ltd, GSM Holding Company Limited
No of PS awarded and accepted	109 577
Award Acceptance Date	03 June 2019
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares awarded
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial
Name	**P WOODHOUSE**
Position	Director of Major Subsidiaries: Gold Fields Australia (Pty) Ltd, GSM Holding Company Limited
No of PS awarded and accepted	17 710
Award Acceptance Date	03 June 2019
Class of underlying security to which rights attach	Ordinary shares
Nature of transaction	Off market acceptance of Performance Shares awarded
Vesting Period	Performance Shares vest on third anniversary of effective Award date
Nature of interest	Direct and Beneficial

In accordance with section 3.66 of the Listings Requirements, the necessary clearance was obtained.

05 June 2019
Sponsor:
JP Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GOLD FIELDS LIMITED

Dated: 5 June 2019

By:	/s/ Nicholas J. Holland
Name:	Nicholas J. Holland
Title:	Chief Executive Officer